Exhibit 99.76

Volaris Obtains Foreign Air Carrier Permit in the United States of America for its Costa Rican Operations

MEXICO CITY--(BUSINESS WIRE)--December 19, 2017--Volaris* (NYSE:VLRS)(BMV:VOLAR) the ultra-low-cost airline serving Mexico, the United States and Central America, announced today that its affiliate, Vuela Aviación, S.A., was awarded by the Department of Transportation of the United States of America a Foreign Air Carrier Permit to provide: 1) Foreign scheduled transportation of persons, property, and mail from points behind Costa Rica via Costa Rica and intermediate points to a point or points in the United States and beyond; and 2) charter air transportation between any point or points in Costa Rica and any point or points in the United States, and between any point or points in the United States and any point or points in a third country or countries, provided that, such service constitutes part of a continuous operation, with or without a change of aircraft, that includes service to the homeland for the purpose of carrying local traffic between Costa Rica and the United States.

Volaris Costa Rica will initiate operations to and from the United States of America on March 15, 2018. Volaris seeks to replicate its ultra-low-cost model in Central America by offering low base fares and point-to-point service in the region. Volaris Costa Rica initiated sales of four routes from Central America to the following U.S. destinations: Los Angeles (LAX), New York (JFK), and Washington D.C. (IAD).

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE:VLRS)(BMV:VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 172 and its fleet from four to 71 aircraft. Volaris offers more than 321 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego, +52-55-5261-6444
Investor Relations
ir@volaris.com
or
Media:
Gabriela Fernández, 5246-0100
volaris@gcya.net